Funds Distributor, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101
September 15, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling

RE:	GMO Series Trust Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A File Nos. 333-174627 and 811-22564
Dear Ms. Stirling:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join GMO Series Trust in respectfully requesting that the effective date for Pre-Effective Amendment No. 2 to the above-captioned Registration Statement be accelerated so that it will become effective on September 16, 2011 or as soon thereafter as practicable, after the filing thereof with the Securities and Exchange Commission.

Very truly yours, Funds Distributor, LLC
By:	/s/ Nanette K. Chern
	Name:	Nanette K. Chern
	Title:	Chief Compliance Officer